UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: December 18, 2020	By:/s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000

City of Buenos Aires, December 18, 2020

Messrs.

Comisión Nacional de Valores (CNV)

Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: Loma Negra C.I.A.S.A. - Relevant Event

Dear Sirs:

We are writing in order to comply with section 2, Chapter I, Title XII of the Argentine securities regulator (Comisión Nacional de Valores) Rules (2013 revised version).

In this sense, we inform that by resolution of the Board of Directors of Loma Negra C.I.A.S.A. of December 18, 2020 it was approved to renew and reduce the amounts of some of the guarantees granted in favor of the banks with which its subsidiary Ferrosur Roca S.A. (“Ferrosur”) operates . This, in order to guarantee the lines of bank´s overdraft that could be taken by Ferrosur in the ordinary course of its business and letters of credit to finance imports or exports, all for up to a maximum amount of AR$ 900 million. Also, it is informed that as of November 30, 2020, Ferrosur did not maintain significant amounts taken under any overdraft line.

The guarantees will be granted to the extent that Ferrosur effectively takes overdrafts or requests letters of credit with the banks, and for the amounts actually taken in each case up to the maximum limit approved as above mentioned. Each new guaranty will be granted for a period of one year from its granting.

Sincerely,

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Marcos I. Gradin

Investor Relations Officer

LOMA NEGRA C.I.A.S.A.